

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2018

Gregory Mount
President and Chief Executive Officer
Red Lion Hotels CORP
1550 Market St. #350
Denver, CO 80202

>   **Re: Red Lion Hotels CORP**
>   **Registration Statement on Form S-3**
>   **Filed November 15, 2018**
>   **File No. 333-228405**

Dear Mr. Mount :

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Stacie Gorman at 202-551-3585 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate and
                                        Commodities

cc: Erin Joyce Letey, Esq.